Exhibit 99.6

May 31, 2013

Dear fellow shareholders,

For Banro, the past year was one of intense challenge, change and transition. However, the successful management of each of these will place Banro in a positive position by the end of 2013, poised to generate solid shareholder value in 2014 and beyond. Our goal remains the annual production of over 200,000 ounces of gold in 2014, growing organically through the next several years.

While the past year has been unsettled with respect to Banro’s leadership, the Company is fortunate to have an exceptional operations team in the DRC with skilled and dedicated senior professionals who have been with the company since 2004. The Democratic Republic of the Congo is a unique place to do business and, as for any mining business, success stems from good government, community and business relationships, active community involvement and the responsible stewardship of the resources under development. Good leadership and professionalism are essential.

During this period of intense growth and activity, Banro augmented its senior operations team with mining professionals, many of whom had gained experience from other African operations and have made valuable contributions to the team and the company. Banro has also made several recent changes at the most senior levels, the most dramatic of which was the appointment of John Clarke to Interim CEO in March of this year. Our board has been very fortunate to have benefitted from John Clarke’s extensive operations experience and metallurgical knowledge since 2004 when he joined Banro’s board and doubly fortunate that he was both available and enthusiastic to take on this transitional role as the company turns its operations toward success this year. Our board will undertake a formal CEO search later in the year when the turnaround is near completion and we will be in a more tenable position to attract a strong leader with the skills, experience and knowhow to build this company into a successful mid-tier gold producer.

Earlier in 2013, the Board recognized the exceptional leadership abilities of Daniel Bansah, our long-time VP Exploration, and appointed him to a lead role for all Banro’s DRC operations. We are supremely confident that Dan will effect the changes required for continued growth and will re-solidify both operations and government relationships following a period of turbulent in-country leadership.

This was also a year of operational challenges but none were insurmountable and all are in process of resolution. Following declaration of commercial production at the Twangiza Gold Mine in the third quarter of 2012, the processing plant experienced some mechanical breakdowns, which are not uncommon among plants in start-up mode. Delays in ordering and receiving key spare plant components and other set-backs have come to light over the past several months, resulting in lower than expected gold production throughout 2012. During this same time, pre-construction, early construction and the procurement of long-lead items commenced for Banro’s second gold mine, Namoya, generating a need for cash expenditure, much of which had been intended to be funded from production at Twangiza.

At Namoya, the region experienced much heavier rainfall than normal, during the wet season which runs from October to March. This delayed the construction of the roads and bridges required to transport construction materials, supplies and plant components to the Namoya site. Namoya also experienced several other project set-backs which have since been rectified through the appointment of new leadership. Because time is money, the delays caused an increase in the overall capital requirement. It became apparent to the board that Twangiza’s cash flow and the $175 million in debt raised in March 2012 would be insufficient to complete the Namoya project.

In addition, a steady decline in the price of gold during the first quarter of 2013 added to the challenge of raising sufficient funds to cover all expenditure requirements. This funding gap has since been covered through the issue of new common shares and preference shares to raise $100 million.

Banro will continue to meet its challenges, manage its changes and move through this turn-around period toward operational and corporate success. Twangiza will undergo the plant modifications required for annual production of up to 100,000 ounces. Namoya is scheduled to begin production in the fourth quarter of this year, ramping up to planned annualized production rate of up to 140,000 ounces at full capacity. We shall maintain minimal exploration activity at both Kamituga and Lugushwa, but the bulk of our funds will be focused on achieving planned production at the two mining projects by the end of this year. We will continue to augment our senior management teams as our need grows and as qualified professionals become attracted to Banro’s opportunities.

By the close of 2014, we anticipate that Banro will be producing at an annualized rate of 225,000 to 240,000 ounces. While this has been an unsettled year for the Corporation, it is our past and recent strengths and accomplishments that have allowed us to start the first new gold mine in the DRC in 50 years, with a second new gold mine following in quick succession. The full potential of the 210 km long Twangiza-Namoya Gold Belt remains to be unlocked. Banro has the people and the resources to accomplish this task.

On behalf of the board, I would like to thank our management team and employees for their hard work and dedication in getting us to where we are today, our business and government partners for their professionalism and flexibility as we make these transitions, our communities for their continued support and enthusiasm for the projects we undertake together and our shareholders for their patience and loyalty as we effect our turn around.

Bernard van Rooyen

Chairman of the Board, Banro Corporation